FORM 51-102F3

AMENDED MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aurora Cannabis Inc. ("Aurora" or the "Company")
500 - 10355 Jasper Avenue
Edmonton, Alberta T5J 1Y6

Item 2 Date of Material Change

December 17, 2020

Item 3 News Release

The Company issued a news release on December 16, 2020 which was disseminated through Intrado GlobeNewswire.  The news releases was subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On December 17, 2020, the Company entered into a second amended and restated credit facility (the "Second Amended Credit Facility") with Bank of Montreal, as administrative agent, lead arranger and sole bookrunner ("BMO") and certain lenders party thereto from time to time (collectively, the "Lenders").  The Second Amended Credit Facility replaced the Amended and Restated Credit Facility dated September 4, 2019, as amended.  No changes were made to the commitment amounts under the facility.  Seconded Amended Credit Facility provides for a minimum liquidity covenant rather than the minimum EBITDA covenants provided for under the prior facility.  The new facility has also been extended to mature December 31, 2022 (from December 31, 2021).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On December 17, 2020, the Company entered into a second amended and restated credit facility (the "Second Amended Credit Facility") with Bank of Montreal, as administrative agent, lead arranger and sole bookrunner ("BMO") and certain lenders party thereto from time to time (collectively, the "Lenders").  The Second Amended Credit Facility replaced the Amended and Restated Credit Facility dated September 4, 2020, as amended.  No changes were made to the commitment amounts under the facility, and the maturity date for the facility was extended to December 31, 2022.  Seconded Amended Credit Facility provides for a minimum liquidity covenant rather than the minimum EBITDA covenants provided for under the prior facility.

Specifically, the milestone targets for each quarter ending December 31, 2020 through June 30, 2021, the adjusted EBITDA covenant for the trailing 12-month period ending June 30, 2021, and the maximum senior funded debt to Adjusted EBITDA ratio covenant have been eliminated. The Company agreed to: (A) increase the amount of unrestricted cash it will hold at all times to an amount equal to the lesser of (i) $75 million and (ii) two hundred and twenty-five percent of the outstanding principal amount under the term loan less the cash collateral posted by the Company, (B) introduce additional cash collateral of $50 million and (C) amend the amortization schedule to provide for principal payments of $6.25 million each fiscal quarter until maturity. There are no changes to the commitment amounts under the facility which currently stand at $101.2 million under the term loan and $15 million under the revolver (currently $2 million drawn). The Second Amended Credit Facility has a first ranking general security interest in the assets of the Company and can be repaid without penalty at the Company's discretion. In addition, the amended credit facility relieves the Company of the obligation to repay the credit facility with funds generated from future equity issuances.

The Second Amended Credit Facility contains customary representations and warranties, affirmative and negative covenants, and events of default. In addition, the Second Amended Credit Facility contains a negative covenant which restricts the Company from making or acquiring any Investments (as defined in the Second Amended Credit Facility) that, among other things, do not satisfy the definition of a Permitted Acquisition, as that term is defined in the Second Amended Credit Facility.

The Second Amended Credit Facility facilitates the Company's "back to basics" regulated consumer packaged goods strategy. This strategy will delay the Company's ability to achieve positive adjusted EBITDA as management invests in its consumer business; a strategy that the Company believes will serve as a foundation for sustainable growth and profitability in the future. Also contributing to the profitability delay is the unpredictability of the current demand environment, including the resurgence of COVID-19.  However, with approximately $450 million in cash on hand as of December 15, 2020, management is confident in its liquidity position and its ability to fund its current plan, while maintaining optionality for future opportunities.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Glen Ibbott, Chief Financial Officer
Telephone:  1-855-279-4652

Item 9 Date of Report

January 21, 2021